UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                     ------

                     Advanced Deposition Technologies, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   007521 10 7
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 Pages

CUSIP No. 007521 10 7                   13G
--------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
       S.S. or I.R.S. Identification Nos. of Above Persons
       Gordon E. Walters
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group              (a)  [  ]
                                                                   (b)  [  ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
       United States
--------------------------------------------------------------------------------
Number of Shares                    (5) Sole Voting Power
                                          301,947 shares
                                    (includes  60,000  shares underlying options
                                    exercisable   within  the  next  sixty  (60)
                                    days).
Beneficially                        --------------------------------------------
                                    (6) Shared Voting Power
Owned by                                  -0-
                                    --------------------------------------------
Each Reporting                      (7) Sole Dispositive Power
                                          301,947 shares
                                    (includes  60,000  shares underlying options
                                    exercisable   within  the  next  sixty  (60)
                                    days).

Person With                         --------------------------------------------
                                    (8) Shared Dispositive Power
                                          -0-
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       301,947 shares
       (includes 60,000 shares underlying options exercisable within the next sixty (60) days).
 -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
       Not applicable
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
       6.2%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------






                                                               Page 3 of 5 Pages

Item 1(a).        NAME OF ISSUER:

                  Advanced Deposition Technologies, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  580 Myles Standish Boulevard, Myles Standish Industrial Park Taunton, MA 02780

Item 2(a).        NAME OF PERSON FILING:

                  Gordon E. Walters

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  580 Myles Standish Boulevard, Myles Standish Industrial Park Taunton, MA 02780

Item 2(c).        CITIZENSHIP:

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  007521 10 7

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or Dealer  registered  under  section 15 of the
                          Act

                  (b) [ ] Bank as defined in section 3(a) (6) of the Act

                  (c) [ ] Insurance  Company as defined in section  3(a) (19) of the Act

                  (d) [ ] Investment  Company  registered under section 8 of the
                          Investment Company Act







                                                               Page 4 of 5 Pages

                  (e) [ ] Investment Adviser registered under section 203 of the
                          Investment Advisers Act of 1940

                  (f) [ ] Employee  Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                  (g) [ ] Parent   Holding   Company,   in  accordance   with
                          ss.240.13d-1 (b) (ii) (G)

                  (h) [ ] Group,  in accordance with  ss.240.13d-1  (b) (1) (ii)
                          (H)

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1996:

                           301,947 shares of Common Stock. This amount includes 60,000 shares of Common Stock underlying options that are exercisable within sixty (60) days of the date hereof.

                  (b)      PERCENT OF CLASS:

                           6.2%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    301,947 shares of Common  Stock. This amount
                                    includes   60,000  shares  of  Common  Stock
                                    underlying   options  that  are  exercisable
                                    within sixty (60) days of the date hereof.

                           (ii)     Shared  power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 301,947 shares of Common Stock. This amount includes 60,000 shares of Common Stock underlying options that are exercisable within sixty (60) days of the date hereof.

                           (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.







                                                               Page 5 of 5 Pages

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  Not applicable.



                                    SIGNATURE

        After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                   February 14, 1997
                                        ----------------------------------------
                                                        (Date)

                                                /s/ Gordon E. Walters
                                        ----------------------------------------
                                                      (Signature)


                                        Gordon E. Walters, Chairman of the Board
                                        ----------------------------------------
                                                     (Name and Title)